Exhibit 99.2

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Consolidated Financial Statements

For the years ended

December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Osisko Development Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Osisko Development Corp. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the working capital position as at December 31, 2023 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the year ending December 31, 2024 and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Montreal, Canada

March 28, 2024

We have served as the Company’s auditor since 2020.

Osisko Development Corp.

Consolidated Statements of Financial Position

As at December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars)

		2023	2022
	Notes	$	$
Assets

Current assets

Cash and cash equivalents	6	43,455	105,944
Restricted cash		2,424	—
Amounts receivable	7	3,952	11,046
Inventories	8	7,203	17,641
Other current assets		5,307	6,621
		62,341	141,252
Assets classified as held for sale	11	5,369	—
		67,710	141,252
Non-current assets

Investments in associates	9	13,034	8,833
Other investments	9	19,393	33,819
Mining interests	10	451,695	580,479
Property, plant and equipment	11	97,285	111,696
Exploration and evaluation	12	70,135	55,126
Other assets	13	44,628	36,994
		763,880	968,199
Liabilities

Current liabilities

Accounts payable and accrued liabilities	14	25,379	31,106
Lease liabilities		1,049	1,208
Current portion of long-term debt	15	11,821	4,663
Deferred consideration and contingent payments	16	3,307	3,386
Contract liability	17	21	941
Environmental rehabilitation provision	18	4,204	9,738
		45,781	51,042
Non-current liabilities

Lease liabilities		624	962
Long-term debt	15	5,102	12,256
Deferred consideration and contingent payments	16	10,545	13,252
Contract liability	17	31,700	54,252
Environmental rehabilitation provision	18	72,525	66,032
Warrant liability	19	11,552	16,395
Deferred income taxes	22	—	23,574
Other non-current liabilities		863	—
		178,692	237,765
Equity

Share capital		1,080,049	1,032,786
Warrants		11,859	1,573
Contributed surplus		18,722	12,857
Accumulated other comprehensive income (loss)		(14,529)	7,166
Deficit		(510,913)	(323,948)
		585,188	730,434
		763,880	968,199

Going concern (Note 1)

Subsequent event (Note 34)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Loss

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2023	2022
	Notes	$	$
Revenues		31,625	64,046
Operating expenses
Cost of sales	23	(32,292)	(56,643)
Other operating costs	23	(28,560)	(64,355)
General and administrative	24	(40,070)	(36,837)
Exploration and evaluation, net of tax credits		(1,769)	(515)
Impairment of assets	10,11,17	(138,371)	(140,000)
Operating loss		(209,437)	(234,304)
Finance costs	16,17,18	(13,378)	(5,761)
Share of loss of associates	9	(599)	(641)
Change in fair value of warrant liability	19	4,535	25,008
Other income, net	25	14,489	24,944
Income (loss) before income taxes		(204,390)	(190,754)
Income tax recovery (expense)		22,517	(1,706)
Net loss		(181,873)	(192,460)

Basic and diluted net loss per share	26	(2.21)	(3.02)
Weighted average number of shares outstanding - basic and diluted	26	82,465,447	63,797,504

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars)

	2023	2022
	$	$

Net loss	(181,873)	(192,460)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	(10,171)	(1,849)
Income tax effect	1,010	(38)
Share of other comprehensive loss of associates	—	(294)

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	(14,060)	14,058
Other comprehensive income (loss)	(23,221)	11,877
Comprehensive loss	(205,094)	(180,583)

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars)

		2023	2022
	Notes	$	$
Operating activities
Net loss		(181,873)	(192,460)
Adjustments for:
Share-based compensation	23,24	7,856	7,437
Depreciation	23,24	11,525	11,570
Finance costs	16,17,18	13,378	5,761
Gain on disposal of investments	9	—	(11,854)
Share of loss of associates	9	599	641
Change in fair value of financial assets and liabilities at fair value through profit and loss	9	14	480
Change in fair value of warrant liability	19	(4,535)	(25,008)
Unrealized foreign exchange loss (gain)		(9,855)	—
Deferred income tax expense (recovery)		(22,644)	1,706
Impairment of assets	10,11	171,974	140,000
Premium on flow-through shares		—	(914)
Cumulative catch-up adjustment on contract liability	17	(34,581)	(4,362)
Proceeds from Contract liability	17	(1,326)	26,112
Other		3,861	4,055
Environmental rehabilitation obligations reimbursed (paid)		(2,933)	(3,409)
Net cash flows used in operating activities before changes in non-cash working capital items		(48,540)	(40,245)
Changes in non-cash working capital items	28	4,755	(10,013)
Net cash flows used in operating activities		(43,785)	(50,258)
Investing activities
Additions to mining interests		(37,631)	(47,955)
Additions to property, plant and equipment		(17,522)	(29,409)
Additions to exploration and evaluation expenses		(17,121)	(8,917)
Proceeds on disposals of investments	9	4,241	22,585
Cash payments on deferred consideration and contingent payments	16	(334)	—
Acquisition of restricted cash		(2,424)	—
Acquisition of other investments		—	(212)
Acquisition of Tintic, net of cash acquired		—	(67,431)
Reclamation deposit		4,197	(13,371)
Other		533	(1,207)
Net cash flows used in investing activities		(66,061)	(145,917)
Financing activities
Proceeds from equity financings		51,756	255,492
Other issuance of common shares		140	368
Share issue expense		(3,489)	(7,299)
Capital payments on lease liabilities		(1,226)	(6,945)
Long–term debt and capital leases	15	6,644	17,772
Repayment of long–term debt	15	(5,675)	(4,860)
Withholding taxes on settlement of restricted units		(361)	—
Net cash flows provided by financing activities		47,789	254,528
Increase (decrease) in cash and cash equivalents before impact of exchange rate		(62,057)	58,353
Effects of exchange rate changes on cash and cash equivalents		(432)	14,184
Increase (decrease) in cash and cash equivalents		(62,489)	72,537
Cash and cash equivalents – Beginning of year		105,944	33,407
Cash and cash equivalents – end of year		43,455	105,944

Additional information on the consolidated statements of cash flows is presented in Note 28.

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the year ended December 31, 2023

(tabular amounts expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other
		shares	Share		Contributed	comprehensive
	Notes	outstanding	capital	Warrants	surplus	income (loss)	Deficit	Total
			($)	($)	($)	($)	($)	($)
Balance – January 1, 2023	20	75,629,849	1,032,786	1,573	12,857	7,166	(323,948)	730,434

Net loss		—	—	—	—	—	(181,873)	(181,873)
Other comprehensive loss, net		—	—	—	—	(23,221)	—	(23,221)
Comprehensive loss		—	—	—	—	(23,221)	(181,873)	(205,094)
Transfer of realized loss on financial assets at fair value through other comprehensive loss, net of taxes		—	—	—	—	1,526	(1,526)	—
Bought deal financing	20	7,841,850	45,545	6,211	—	—	—	51,756
Shares issued for the settlement of Deferred consideration	16	454,026	2,986	—	—	—	—	2,986
Shares issued to Williams Lake First Nation	20	60,000	292	—	—	—	—	292
Share issue expense	20	—	(2,988)	(408)	—	—	—	(3,396)
Change in fair value related to warrants modification	20	—	—	4,483	—	—	(4,483)	—
Share-based compensation
-Share options		—	—	—	4,175	—	—	4,175
-Restricted and deferred share units		—	—	—	4,023	—	—	4,023
Shares issued - employee share purchase plan		67,640	354	—	—	—	—	354
Share issued from RSU/DSU settlement		48,875	1,074	—	(2,333)	—	917	(342)
Balance – December 31, 2023		84,102,240	1,080,049	11,859	18,722	(14,529)	(510,913)	585,188

As at December 31, 2023, accumulated other comprehensive income (loss) comprises items that will not be recycled to the consolidated statements of income or loss amounting to $2.3 million and items that may be recycled to the consolidated statements of income (loss) amounting to $(16.8) million.

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the year ended December 31, 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares)

		Number of				Accumulated
		common				other
		shares	Share		Contributed	comprehensive
	Notes	Outstanding(i)	capital	Warrants	surplus	income (loss)	Deficit	Total
			($)	($)	($)	($)	($)	($)
Balance – January 1, 2022	20	44,400,854	714,373	—	6,436	6,764	(143,371)	584,202

Net loss		—	—	—	—	—	(192,460)	(192,460)
Other comprehensive loss		—	—	—	—	11,877	—	11,877
Comprehensive loss		—	—	—	—	11,877	(192,460)	(180,583)
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of taxes		—	—	—	—	(11,475)	11,475	—
Private placements:Brokered	20	7,752,917	101,873	1,628	—	—	—	103,501
Private placements:Non-Brokered	20	11,363,933	112,150	—	—	—	—	112,150
Share-issue costs		—	(6,243)	(55)	—	—	—	(6,298)
Share-based compensation
-Share options		—	—	—	3,426	—	—	3,426
-Restricted and deferred share units		—	—	—	4,315	—	—	4,315
Shares issued - employee share purchase plan		35,045	368	—	—	—	—	368
Shares issued on Acquisition of Tintic		12,049,449	109,657	—	—	—	—	109,657
Share issued from RSU/DSU settlement		27,651	608	—	(1,320)	—	408	(304)
Balance – December 31, 2022		75,629,849	1,032,786	1,573	12,857	7,166	(323,948)	730,434

(i)	The common shares outstanding presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022. Common share, warrants and per share amounts have been adjusted for the 3:1 share consolidation unless otherwise noted.

As at December 31, 2022, accumulated other comprehensive income (loss) comprises items that will not be recycled to the consolidated statements of income or loss amounting to $16.3 million and items that may be recycled to the consolidated statements of income (loss) amounting to $(9.2) million.

The notes are an integral part of these consolidated financial statements

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

1.	Nature of operations and going concern

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America.  Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio gold project in Mexico and the Trixie test mine in the USA.

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec and is constituted under the Canada Business Corporations Act. The common shares of Osisko Development trade under the symbol ODV on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”). As at December 31, 2023, the former parent Company, Osisko Gold Royalties (“OGR”) held an interest of 39.7% in Osisko Development (compared to 44.1% as at December 31, 2022). Effective September 30, 2022, following certain changes made to OGR’s investment agreement with Osisko Development, OGR no longer controls Osisko Development.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, Management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting year. As at December 31, 2023, the Company’s working capital was $21.9 million, which included cash and cash equivalent balance of $43.5 million. The Company also has an accumulated deficit of $510.9 million and incurred a loss of $181.9 million for the year ended December 31, 2023.

The working capital position as at December 31, 2023 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the year ending December 31, 2024. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on Management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity. While Management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these consolidated financial statements.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

2.	Basis of presentation and Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies, methods of computation and presentation applied in the preparation of these consolidated financial statements are consistent with those of the previous financial year, except for the presentation of certain operating cash flows adjustments. The comparative figures for the year ended December 31, 2022 were adjusted accordingly.

The Board of Directors approved these consolidated financial statements for issue on March 28, 2024.

3.	Material Accounting Policies

The material accounting policies applied in the preparation of the consolidated financial statements are described below.

a)Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities at fair value (including derivative instruments), as described in Note 3(e) below.

b)Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business are measured at fair value at the date of acquisition. Provisional fair values estimated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. Any excess of the consideration paid is treated as goodwill, and any bargain gain is immediately recognized in the statement of loss and comprehensive loss. If control is lost as a result of a transaction, the participation retained is recognized on the statement of financial position at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the statement of loss. Acquisition costs are expensed as incurred.

The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

The results of businesses acquired during the year are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

c)Consolidation

The Company’s financial statements consolidate the accounts of Osisko Development Corp. and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are defined as all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The principal subsidiaries of the Company, their geographic locations and their related participation at December 31, 2023 and 2022 were as follows:

Entity	Jurisdiction	% ownership	Functional currency
Barkerville Gold Mines Ltd. (“Barkerville”)	British Columbia	100%	Canadian dollar
Sapuchi Minera, S. de R.L. de C.V. (“Sapuchi”)	Mexico	100%	Mexican peso
Tintic Consolidated Metals LLC (“Tintic”)	Utah, USA	100%	United States dollar

d)Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company and some of its subsidiaries.

Assets and liabilities of the subsidiaries that have a Functional Currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated statement of financial position date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

(ii)	Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the Functional Currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the Functional Currency at exchange rates in effect at the statement of financial position date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of loss.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of loss as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

e)Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other acceptable valuation techniques.

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income or loss. Cumulative gains and losses are transferred from accumulated other comprehensive income (loss) to retained earnings (deficit) upon derecognition of the investment.

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances (including restricted cash) Investment in money market funds
Short-term debt securities
Reclamation deposits
Trade receivables
Interest income receivable
Amounts receivable from associates and other receivables

Financial assets at fair value through profit or loss	Investments in derivatives (warrants)

Financial assets at fair value through other comprehensive income or loss	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities Borrowings under loan facilities

Financial liabilities at fair value through profit or loss	Warrants liability

f)Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

The Company has two principal types of financial assets subject to the expected credit loss model:

●	Trade receivables; and
●	Amounts receivable

The Company applies the simplified approach permitted by IFRS 9 for trade receivables (including amounts receivable from associates and other receivables), which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

g)Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term highly liquid investments with an initial maturity of three months or less that are readily convertible to known amounts of cash and which are exposed to an insignificant risk of changes in value.

h)Refundable tax credits for mining exploration expenses

The Company is entitled to refundable tax credits on qualified mining exploration and evaluation expenses incurred in the provinces of Québec and British-Columbia. The credits are accounted for against the exploration and evaluation expenses incurred.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

i)Inventories

Supplies inventory consists of mining supplies and consumables used in the operations and is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.

Inventories of stockpile, in-circuit and refined precious metals are measured and valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price of the equivalent metals in the ordinary course of business based on the prevailing metal prices on the reporting date, less estimated costs to complete production and to bring the finished goods to sale. Production costs that are inventoried include the costs directly related to bringing the inventory to its current condition and location, such as materials, labour, other direct costs (including external services and depreciation, depletion and amortization) and production related overheads.

j)Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of profits or losses of associates after the date of acquisition. The Company’s share of profits or losses is recognized in the consolidated statement of income or loss and its share of other comprehensive income or loss of associates is included in other comprehensive income or loss.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of loss.

The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of income or loss.

k)Property, plant and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method over the following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	2‑7 years
Exploration equipment and facilities	2‑20 years
Mining plant and equipment (development)	3‑20 years
Right-of-use assets	Lesser of useful life and term lease

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses, net in the consolidated statement of loss.

l)Mining interests

Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management’s view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Subsequent to completion of a positive economic analysis on a mineral property, capitalized exploration and evaluation assets are transferred into mining interests, or as an item of property and equipment, based on the nature of the underlying asset.

Mining interests are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset, including the purchase price and all expenditures undertaken in the development, construction, installation and/or completion of mine production facilities. All expenditures related to the construction of mine declines and orebody access, including mine shafts and ventilation raises, are considered to be capital development and are capitalized. The development and commissioning phase ceases upon the commencement of commercial production.

Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as other operating costs. Mining interest assets are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.

Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of production method based on the economic life of the related deposit.

Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

●	All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
●	A reasonable period of testing of the mine plant and equipment has been completed;
●	A predetermined percentage of design capacity of the mine and mill has been reached; and
●	Required production levels, grades and recoveries have been achieved.

m)Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and acquisition costs for exploration and evaluation assets. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Exploration and evaluation expenditures include the cost of:

(i)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;
(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;
(iii)	studies related to surveying, transportation and infrastructure requirements;
(iv)	permitting activities; and
(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities. Exploration and evaluation assets are subject to periodic review for impairment when events or changes in circumstances indicate the project’s carrying value may not be recoverable.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

n)Provision for environmental rehabilitation

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

(i)	The Company has a present legal or constructive obligation as a result of past events.
(ii)	It is probable that an outflow of resources will be required to settle the obligation.
(iii)	The amount can be reliably estimated.

The provision is measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company’s property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

Reclamation deposits

Reclamation deposits are term deposits held on behalf of the government of the province of British Columbia as collateral for possible rehabilitation activities on the Company’s mineral properties in connection with permits required for exploration activities. It also includes the same nature deposit for Utah operations. Reclamation deposits are released once the property is restored to satisfactory condition, or as released under the surety bond agreement. As they are restricted from general use, they are included under other assets on the consolidated statements of financial position.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

o)Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statements of loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the statement of financial position date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

p)Leases

The Company is committed to long-term lease agreements, mainly for office space and mining equipment.

Leases are recognized as a right-of-use asset (presented under property, plant and equipment on the consolidated statement of financial position) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted utilizing the implicit interest rate of the specific lease. If that rate cannot be readily determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

q)Share-based compensation

Share option plan

The Company offers a share option plan to its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

The Company offers a deferred share units (“DSU”) plan to its directors and a restricted share units (“RSU”) plan to its officers and employees. DSU may be granted to directors and RSU may be granted to employees and officers as part of their respective long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Company’s share price at the relevant time) or a combination of common shares and cash, at the sole discretion of the Company. The fair value of the DSU and RSU granted to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each statement of financial position date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

r)Revenue recognition

Revenues generated from sale of metals is recognized when the Company satisfies the performance obligations associated with the sale. Typically, this is accomplished when control over the metals are passed from the Company to the buyer. Primary factors that indicate the point in time when control has passed to the buyer includes but is not limited to (a) the Company has transferred physical possession and legal title of the asset to the purchaser and (b) the Company has present right to payment.

s)Contract Liability

The advance payment received by the Company in consideration for future commitments as specified in its streaming agreements (the “Contract Liability”) has been accounted for as contract liability within the scope of IFRS 15 Revenue from Contracts with Customers. Under the terms of the agreement, performance obligations are satisfied through production at the San Antonio gold project and the Trixie test mine and revenue are recognized over the duration of the contracts based on estimated gold and silver prices prevailing at contract initial recognition. Because of the difference between the timing of the delivery of gold and silver under the streaming agreements and the upfront amount of consideration received, it has been determined that the streaming agreements contained a significant financing component under IFRS 15. The significant financing component is accounted for separately from the revenue component and accretion expense on the contract liability is recognized in finance costs. The interest rate is determined based on the interest rate implicit in the streaming agreements at the date of inception. The initial consideration received from the streaming arrangement is considered variable, subject to changes in the total gold ounces to be delivered in the future. Changes to variable consideration will be reflected in the statement of income (loss) and comprehensive income (loss).

Incremental costs directly attributable to obtaining a contract with a customer are capitalized as other non-current assets. Upon commencement of production, the other non-current assets will be expensed over the life of mine. Such costs are subject to impairment when the remaining amount of consideration to be received exceeds the costs that relate directly to providing the goods that have not been recognized as expenses.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

t)Net income (loss) per share

The calculation of net income (loss) per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the warrants, share options, DSU and RSU. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options, DSU and RSU.

u)Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The Company manages its business by the exploration, evaluation and development activities of its projects.

4.New accounting standards and amendments

Material accounting standards and amendments

Amendments – IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In 2021, the IASB issued narrow-scope amendments to IFRS, including to IAS 1 and IAS 8. The amendments were made to help companies improve accounting policy disclosures so that they provide more useful information to investors and other primary users of the financial statements; and distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments to IAS 8 clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the consolidated financial statements. Management reviewed the accounting policies and made updates to the information disclosed in Note 3, in certain instances, in line with the amendments.

New accounting standards, amendments and interpretations not yet adopted

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2023. Some of these updates are not expected to have any significant impact on the Company and are therefore not discussed herein.

Classification of liabilities as current or non-current (Amendments to IAS 1)

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The IASB has published amendments to IAS 1 (Classification of liabilities as current or non-current and non-current liabilities with covenants) which clarify the guidance on whether a liability should be classifies as either current or non-current. The amendments:

●	Clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”;
●	Clarify that classification is unaffected by intentions or expectations about whether an entity will exercise its right to defer settlement of a liability; and
●	Make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

In addition, the IASB confirmed that only covenants with which an entity must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which an entity must comply within twelve months of the reporting date (“Future Covenants”) do not affect a liability’s classification at the reporting date. However, when non-current liabilities are subject to Future Covenants, entities will need to disclose information in the notes that enables users of the consolidated financial statements to understand the risk that the liability could become repayable within twelve months of the reporting date.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8. The adoption of the amendments to IAS 1 is expected to impact the classification of the Warrant liability from non-current to current liability.

5.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

Mineral reserves and resources

Mineral reserves are estimates of the amount of minable ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves or resources is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves or resources. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Impairment of exploration and evaluation assets, mining interests and plant and equipment

The Company’s accounting policy for exploration and evaluation expenditure results in certain items being capitalized. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of loss.

Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves or resources exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of loss.

The Company’s recoverability of its recorded value of its exploration and evaluation assets, mining interests and plant and equipment is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

At each reporting date, the Company evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a prolonged period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The recoverable amounts of exploration and evaluation assets, mining interests and plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves or resources, grade per ounce, recovery rates, selling prices of metals and operating costs. Fair value less costs of disposal consist of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs.

The Company may use other approaches in determining the fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; (iii) market capitalization of comparable assets; and (iv) comparable sales transactions. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining interests, which could result in material write-downs or write-offs in the future.

The recent market conditions, industry cost pressures, current inflationary environment and changes in assumptions related to required future capital expenditures, potential mining and processing methods and average processed gold grades are considered as indicators of impairment, among other facts and circumstances and, accordingly, management of Osisko Development performed an impairment assessment on all its projects. The Company tested its Cash Generating Units (CGU), for impairment, and determined the recoverable amounts exceeded the carrying amounts. The Company’s assessments reflected a number of significant management assumptions and estimates relating to future cash flows projections and discount rate. Changes in these assumptions could impact the Company’s conclusion in future reporting (Note10).

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Provision for environmental rehabilitation

Provision for environmental rehabilitation is based on management best estimates and assumptions, which management believes are a reasonable basis upon which to estimate the future liability, based on the current economic environment. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, rehabilitation standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the costs are actually incurred. The final cost of the rehabilitation provision may be higher or lower than currently provided for.

Accounting for streaming arrangements

The Company entered into stream agreements (Note 17). The classification of the deposit as a contract liability is a key judgment and is based on the expected delivery of the Company’s future production. Management exercised judgment in applying the accounting standard IFRS 15 Revenue from contracts with customers. To determine the transaction price for the stream agreement, the Company made estimates with respect to the estimated timing and value of future deliveries in order to determine the interest implicit rate for each agreement.

Critical judgements in applying the Company’s accounting policies

Going Concern

The assessment of the Company’s ability to continue as a going concern involves judgment as it relies on the company’s estimation of future cash flows for the 12-month period from the financial statement date, and the availability of funds to meet those cash flow requirements. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events and budgeted expenditures (approved by the Board) that are believed to be reasonable under the circumstances (Note 1).

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgement. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, and exploration and evaluation properties, generally requires a high degree of judgement. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company’s management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee’s exploration projects and changes in financing cash flows.

Impairment of exploration and evaluation assets

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm-out agreement) requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s exploration and evaluation assets. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the Company; and a significant change in current or forecast commodity prices. As at December 31, 2023, no impairment indicators were identified and, as such, no impairment test was performed.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets could impact the impairment analysis.

Taxes recoverable

The Company incurs significant expenditures on which sales and indirect taxes (Canada and USA) and value-added taxes (Mexico) is paid. The Company can claim a 100% refund of taxes paid on allowable expenditure.

As a result of the Company’s limited operating history, management currently estimates 100% collectability of the taxes receivable balances and anticipates the collection within 12 months in Canada and USA, and 36 months in Mexico of incurring the associated expenditure once the Company begins with the refund process.  It is possible however, that the refund requests may be delayed, reduced or denied by the respective taxation authorities. Management assesses collectability and classification of the asset at each reporting period.

6.	Cash and cash equivalents

As at December 31, 2023 and December 31 2022, the consolidated cash and cash equivalents position was as follows:

	2023	2022
	$	$
Cash and cash equivalents held in Canadian dollars	16,857	32,444

Cash and cash equivalents held in U.S. dollars	20,110	54,242
Cash and cash equivalents held in U.S. dollars (Canadian equivalent)	26,597	73,465

Cash held and cash equivalents in Mexican Pesos	16	565
Cash held and cash equivalents in Mexican Pesos (Canadian equivalent)	1	35
Total cash and cash equivalents	43,455	105,944

As at December 31, 2023, cash and cash equivalents include US$1.0 million ($1.4 million) held in money market funds (2022 – nil).

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

7.	Amounts receivable

	2023	2022
	$	$
Trade receivables	2,708	1,777
Exploration tax credits	17	8,360
Sales taxes	834	889
Interest income receivable	148	20
Other	245	—
	3,952	11,046

8.	Inventories

	2023	2022
	$	$
Ore in stockpiles	—	5,943
Tailings	—	2,616
Gold-in-circuit inventory	458	4,451
Refined precious metals	380	37
Supplies and other	6,365	4,594
Total inventories	7,203	17,641

Refined precious metals, gold-in-circuit and ore in stockpiles are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. For the year ended December 31, 2023, an amount of $8.1 million was recorded to adjust the inventories to their net realizable value (2022 – nil). Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

9.	Investments in associates and other investments

Investments in associates

	2023	2022
	$	$
Balance – Beginning of year	8,833	12,964
Transfer to Other investments	—	(15,344)
Investment in associate(ii)	4,800	—
Share of loss and comprehensive loss, net	(599)	(641)
Gain on deemed disposal(i)	—	11,854
Balance – End of year	13,034	8,833
(i)	In 2022, the gain on deemed disposal is related to an investment in an associate that was transferred to other assets as the Company has considered that it has lost its significant influence over the investee.
(ii)	On October 19, 2023, the Company received 9,599,999 common shares of Electric Elements Mining Corp.(“Electric Elements”) in exchange of all its shares and partnership units in certain subsidiaries holding the rights and title to and interest in its James Bay properties (the “Spin-Out Transaction”). Electric Elements is in the business of exploring for lithium potential on certain James Bay properties in the Eeyou Istchee Area, Nunavik, Québec.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Subsequently to the Spin-Out Transaction, Electric Elements completed an equity financing. As at December 31, 2023, Osisko Development holds an interest of 47% in the outstanding shares of Electric Elements.

Other investments

	2023	2022
	$	$
Fair value through profit or loss (warrants & convertible loan)
Balance – Beginning of year	18	6,952
Acquisitions	—	4,438
Exercises	—	(117)
Acquisition of Tintic (Note 10)	—	(10,827)
Change in fair value	(14)	(480)
Foreign exchange	—	52
Balance – End of year	4	18

Fair value through other comprehensive income (shares)
Balance – Beginning of year	33,801	42,564
Acquisitions	—	329
Consideration received from disposal of exploration properties	1,694	—
Disposals	(5,935)	(22,585)
Change in fair value	(10,171)	(1,849)
Transfer from associates	—	15,342
Balance – End of year	19,389	33,801
Total	19,393	33,819

Other investments comprise of common shares and warrants, almost exclusively from publicly traded companies.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

10.	Mining interests

	2023	2022
	$	$
Cost – Beginning of year	583,669	475,621
Acquisition of Tintic	—	169,175
Additions	30,598	49,297
Mining tax credit	152	(6,404)
Asset retirement obligation	(326)	9,248
Depreciation capitalized	4,630	1,141
Share-based compensation capitalized	287	530
Impairment	(160,484)	(140,000)
Other adjustments	—	5,579
Currency translation adjustments	(2,059)	19,482
Cost – End of year	456,467	583,669
Accumulated depreciation – Beginning of year	3,190	—
Depreciation	1,075	2,964
Currency translation adjustments	507	226
Accumulated depreciation – End of year	4,772	3,190

Cost	456,467	583,669
Accumulated depreciation	(4,772)	(3,190)
Net book value	451,695	580,479

NSR Royalty and Streams

OGR (the former parent) holds a 5% NSR royalty on the Cariboo Gold Project (“Cariboo”), owned by Barkerville, a 15% gold and silver stream on the San Antonio property and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

Impairment assessment

The recent market conditions, industry cost pressures, current inflationary environment and changes in assumptions related to required future capital expenditures, potential mining and processing methods and decrease in contained gold ounces in measured, indicated and inferred resources are considered as indicators of impairment and, accordingly, management of the Company performed an impairment assessment on all its projects. The Company tested its CGUs, for impairment, and recorded impairment charges in 2023 and 2022 based on the results of its impairment assessments. The Company’s assessments reflected a number of significant management assumptions and estimates relating to future cash flows projections and discount rate. Changes in these assumptions could impact the Company’s conclusion in future reporting.

On December 31, 2023, an impairment charge of $160.5 million on the Trixie test mine was recorded and the net assets of the Trixie test mine were written down to their net estimated recoverable amount (including mining interest and property, plant and equipment) of $51.6 million which was determined using a fair value less costs of disposal model based on a discounted cash flows approach. The impairment charge was recorded against the Mining Interests. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold and silver from the Trixie gold mine over the estimated life of the mine, the expected long-term gold price per ounce and a discount rate of 10.4% applied to the cash flow projections. A sensitivity analysis was performed by Osisko Development’s management for the long-term gold price and the expected contained ounces of gold in the measured, indicated and inferred resources, using reasonably possible changes to these key assumptions. If the long-term gold price per ounce

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

applied to the cash flow projections had been 10% lower than management’s estimates, Osisko Development would have recognized an additional impairment charge of $18.2 million. If the expected number of countained ounces of gold applied to the cash flow projections had been 10% lower than management’s estimates, Osisko Development would have recognized an additional impairment charge of $9.1 million.

On December 31, 2022, an impairment charge of $59.0 million on the Cariboo gold project was recorded and the net assets of the Cariboo gold project were written down to its net estimated recoverable amount (including mining interest and property, plant and equipment) of $435.7 million which was determined by the value-in-use using a discounted cash-flows approach and reflected as an impairment of Mining Interests. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the Cariboo gold project over the estimated life of the mine, based on the expected longterm gold price per ounce costs inflation forecast and the discount rate of 12.6% applied to the cash flow projections. A sensitivity analysis was performed by management of Osisko Development for the long-term gold price and the discount rate, using reasonably possible changes to these key assumptions. If the long-term gold price per ounce applied to the cash flow projections had been 10% lower than management’s estimates, Osisko Development would have recognized an additional impairment charge of $193.0 million. If the discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, Osisko Development would have recognized an additional impairment charge of $55.7 million. Based on the estimated recoverable amounts which were determined by the value-in-use using a discounted cash-flows approach and, with a sensitivity analysis performed, management concluded that there was no impairment in the carrying value of the Cariboo gold project as at December 31, 2023.

On September 30, 2022, an impairment charge of $81.0 million on the San Antonio gold project was recorded and the net assets of the San Antonio gold project were written down to its net estimated recoverable amount (including mining interest and property, plant and equipment) of $35.0 million which was determined by the value-in-use using a discounted cash-flows approach and reflected as an impairment of Mining Interests. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the San Antonio gold project over the estimated life of the mine, based on the expected long-term gold price per ounce costs inflation forecast and the discount rate of 19.9% applied to the cash flow projections. A sensitivity analysis was performed by management of Osisko Development for the long-term gold price and the discount rate, using reasonably possible changes to these key assumptions. If the long-term gold price per ounce applied to the cash flow projections had been 10% lower than management’s estimates, Osisko Development would have recognized an additional impairment charge of $35.0 million. If the discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, Osisko Development would have recognized an additional impairment charge of $5.8 million. Based on the estimated recoverable amounts which were determined by the value-in-use using a discounted cash-flows approach and, with a sensitivity analysis performed, management concluded that there was no impairment in the carrying value of the San Antonio gold project as at December 31, 2023.

Acquisition of Tintic Consolidated Metals LLC

On May 27, 2022, the Company completed its previously announced acquisition of Tintic Consolidated Metals LLC, which owns the producing Trixie test mine, as well as mineral claims in central Utah’s historic Tintic Mining District (the “Tintic Transaction”).

Under the terms of the Tintic Transaction, the Company funded the acquisition through:

(i)	the issuance of 12,049,449 common shares of Osisko Development;
(ii)	aggregate cash payments of approximately US$58.7 million ($74.7million)
(iii)	the issuance of an aggregate of 2% NSR royalties, with a 50% buyback right in favour of Osisko Development exercisable within five years;
(iv)	US$12.5 million in deferred payments ($15.9 million); and

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

(v)	the granting of certain other contingent payments, rights and obligations.

During the year ended December 31, 2022, transaction costs related to the acquisition were expensed under general and administrative expenses and amounted to approximately $6.4 million for the year. The total consideration paid amounted to approximately US$156.6 million ($199.5 million). In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Tintic meets the definition of a business combination as Tintic generates revenues and has processes. Consequently, the transaction has been recorded as a business combination.

The table below presents the purchase price allocation for the acquisition:

Consideration paid	$

Issuance of 12,049,449 common shares of Osisko Development	109,656
Cash	63,881
Convertible instruments (i)	10,827
Fair value of deferred consideration of US$12.5 million	13,414
Fair value of other contingent payments, rights and obligations	1,695
199,473

Net assets acquired	$

Cash	871
Other current assets	1,834
Mining assets	169,175
Plant and equipment	13,054
Exploration and evaluation	38,508
Other non-current assets	1,735
Current liabilities	(1,322)
Non-current liabilities	(4,925)
Deferred income tax liability	(19,457)
199,473

(i)Represents the convertible instruments amounting to US$8.5 million ($10.8 million) issued to the sellers prior to the closing of the Tintic Transaction , which were part of the acquisition price.

For the year ended December 31, 2022, the revenues and net earnings (losses) of the acquiree included in the consolidated statement of loss amounted respectively to $22.7 million and  $1.4 million.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

11.	Property, plant and equipment

		Machinery
	Land and	and	Construction-
	Buildings	Equipment	in-progress	2023	2022
	$	$	$	$	$
Cost– Beginning of year	27,980	80,208	23,721	131,909	93,241
Acquisition of Tintic	—	—	—	—	13,054
Additions	2,235	12,358	3,499	18,092	29,409
Assets classified as held for sale and other disposals(i)	—	(7,814)	(101)	(7,915)	(1,351)
Impairment	—	(9,013)	(2,477)	(11,490)	(5,455)
Other	(495)	(1,607)	455	(1,647)	(896)
Transfers	1,985	12,905	(14,890)	—	—
Currency translation adjustments	(88)	1,521	1,192	2,625	3,907
Cost – End of year	31,617	88,558	11,399	131,574	131,909

Accumulated depreciation – Beginning of year	4,468	15,745	—	20,213	9,529
Depreciation	3,134	11,985	—	15,119	12,869
Assets classified as held for sale and other disposals(i)	—	(1,643)	—	(1,643)	(192)
Impairment	—	—	—	—	(2,687)
Other	(13)	(78)	—	(91)	—
Currency translation adjustments	7	684	—	691	694
Accumulated depreciation – End of year	7,596	26,693	—	34,289	20,213

Net book value	24,021	61,865	11,399	97,285	111,696

(i)	In 2023, the Company’s directors approved the sale of certain equipment located at Tintic for a total of $6.7 million. As at December 31, 2023, equipment having a value of $1.3 million have been sold and the remaining assets are classified as Assets classified as held for sale in the consolidated statements of financial position. The sale is expected to be completed before the end of December 2024.

Machinery and Equipment includes right-of-use assets with a net carrying value of $3.1 million as at December 31, 2023 ($3.8 million as at December 31, 2022).

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

12.	Exploration and evaluation

	2023	2022
	($)	($)
Net book value - Beginning of year	55,126	3,635
Acquisition of Tintic	—	38,508
Additions	16,128	10,786
Depreciation capitalized	421	80
Other adjustments	—	(460)
Currency translation adjustments	(1,540)	2,577
Net book value – End of year	70,135	55,126

Cost	170,342	155,333
Accumulated impairment	(100,207)	(100,207)
Net book value – End of year	70,135	55,126

13.	Other non-current assets

	2023	2022
	$	$
Sales tax recoverable(i)	20,709	17,467
Reclamation deposits	12,684	16,761
Advances for mining equipment	6,078	2,766
Non-current inventory	4,686	—
Deferred financing fees	471	—
	44,628	36,994
(i)

Relates to value-added tax recoverable generated from the Company’s operations in Mexico. These amounts are non-interest bearing and are generally settled within 36 months from the date the refunds are submitted to the authorities. For the years ended December 31, 2023 and 2022, no provision expense was recorded on VAT receivables.

14.	Accounts payable and accrued liabilities

	2023	2022
	$	$
Trade payables	10,580	18,057
Other payables	5,231	5,005
Income taxes payable	—	716
Accrued liabilities	9,568	7,328
	25,379	31,106

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

15.	Long-term debt

	2023	2022
	($)	($)
Balance – Beginning of year	16,919	3,764
Additions – Mining equipment financing	5,878	17,772
Repayment of liabilities	(5,675)	(4,860)
Currency translation adjustments	(199)	243
Balance – End of year	16,923	16,919

Current portion of long–term debt	11,821	4,663
Non-current portion of long–term debt	5,102	12,256
	16,923	16,919

The Company financed a portion of the mining equipment acquisitions with third parties. The loans are guaranteed by the mining equipment and are payable in monthly instalments over the following periods:

	Less than 1 year	1-2 years	3-4 years
	$	$	$
Total payments	11,821	3,739	1,363

16.	Deferred consideration and contingent payments

In connection with the Tintic Transaction described in Note 10, the purchase price included the issuance of deferred consideration and contingent payments. The movement of the deferred consideration and contingent payments is as follows:

	2023	2022
	($)	($)
Balance – Beginning of year	16,638	—
Additions	—	15,109
Interest capitalized	922	577
Repayment	(334)	—
Settlement in shares	(2,986)	—
Foreign exchange	(388)	952
Balance – End of year	13,852	16,638

Current portion of deferred consideration and contingent payments	3,307	3,386
Non-current portion of deferred consideration and contingent payments	10,545	13,252
	13,852	16,638

17.	Contract liability

On November 20, 2020, the Company’s wholly owned subsidiary Sapuchi completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of OGR, for US$15.0 million ($19.1 million). An amount of US$10.5 million was contributed in November 2020 and the remaining US$4.5 million was paid in February 2021.

Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10-year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge by Osisko Development

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability’s financing component is 24%.

On September 26, 2022, Tintic completed a metals stream agreement with Osisko Bermuda Ltd, for US$20 million ($26.1 million).

Under the terms of the stream agreement, Osisko Bermuda Ltd will receive 2.5% of the refined metal production from Tintic until 27,150 ounces of refined gold have been delivered, and thereafter Osisko Bermuda Ltd will receive 2.0% of the refined metal production from Tintic. Osisko Bermuda Ltd will make ongoing cash payments to Tintic equal to 25% of the applicable spot metal price on the business day immediately preceding the date of delivery for each ounce of refined metal delivered pursuant to the stream agreement. The stream is also secured with (i) a first ranking priority charges, pledges and security interests in, to and over all of the collateral now owned or hereafter acquired by Tintic (ii) a first ranking priority charges, pledges and security interests in, to and over all present and hereafter acquired by Tintic, Osisko US Holdco, Inc., Osisko Utah LLC, Chief Consolidated Mining Company and Osisko Development (each, a “Seller Group Entity”) (a) Pledged Shares all of the issued and outstanding equity and voting securities of a Seller Group Entity owned by another Seller Group Entity and related rights, (b) indebtedness owing by any Seller Group Entity to any other Seller Group Entity and related rights, (c) other property, assets, rights and interests in and relating to the Tintic project held or acquired by such Seller Group Entity, (d) proceeds of the foregoing; and (d) all books and records related to any of the foregoing, in all cases, subject to permitted encumbrances (as such term is defined in the stream agreement); and (iii) a trust deed.  The interest rate used to calculate the accretion on the contract liability’s financing component is 5%.

The movement of the contract liability is as follows:

	2023	2022
	($)	($)
Balance – Beginning of year	55,193	24,820
Deposits	—	26,112
Proceeds from contract liability	(1,326)	(2,792)
Accretion on the contract liability’s financing component	9,302	7,377
Cumulative catch-up adjustment(i)	(34,581)	(4,362)
Currency translation adjustment	3,133	4,038
Balance – End of year	31,721	55,193

Current liabilities	21	941
Non-current liabilities	31,700	54,252
	31,721	55,193

(i)	As at December 31, 2023, in connection with the impairment assessment described in Note 10, the Company reviewed its expected future production to reflect the decrease in contained fold ounces in measured, indicated and inferred resources. The decrease in expected production for certain of the mining sites resulted in a catch-up adjustment of $33.6 million recorded in Impairment of assets in the consolidated statement of loss.

Under IFRS 15, the stream agreements are considered to have a significant financing component. The Company therefore records notional non-cash interest.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

18.	Environmental rehabilitation provision

	2023	2022
	($)	($)
Balance – Beginning of year	75,770	53,236
Acquisition of Tintic	—	4,599
New liabilities	3,660	22,353
Revision of estimates	(3,964)	(5,637)
Accretion expense	3,154	3,223
Settlement of liabilities / payment of liabilities	(2,933)	(3,409)
Currency translation adjustment	1,042	1,405
Balance – End of year	76,729	75,770

Current liabilities	4,204	9,738
Non-current liabilities	72,525	66,032
	76,729	75,770

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at December 31, 2023, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $88.6 million. The weighted average actualization rate used is 4.47% and the disbursements are expected to be made between 2024 and 2030 as per the current closure plans.

19.	Warrant Liability

The warrants issued as part of the 2022 non-brokered private placement (Note 20) include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under Change in fair value of warrant liability.

The movement of the warrant liability is as follows:

	2023	2022
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of year	16,395	—
Additions	—	39,841
Change in fair value	(4,535)	(25,008)
Foreign exchange	(308)	1,562
Balance – End of year	11,552	16,395

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

In absence of quoted market prices, the fair value of the warrants exercisable in USD is determined using the Black-Scholes option pricing model based on the following assumptions and inputs:

	2023	2022
Dividend per share	—	—
Expected volatility	78.3%	69.0%
Risk-free interest rate	4.00%	4.00%
Expected life	3.4 years	4.4 years
Exercise price (USD)(i)	$10.70	$18.00
Share price (USD)	$2.91	$4.30

(i)	On March 17, 2023, the Company received the required approvals to reduce the exercise price of the common share purchase warrants issued in 2022 under the non-brokered private placements from US$18.00 to US$10.70 per share.

20.	Share Capital and Warrants

Shares

Authorized: unlimited number of common shares, without par value

Issued and fully paid: 84,102,240 common shares

The common shares outstanding presented for the periods prior to May 4, 2022 have been adjusted to reflect the effect of the 3:1 share consolidation. Common shares, warrants and per share amounts have been adjusted for the 3:1 share consolidation, unless otherwise noted.

Employee Share Purchase Plan

The Company offers an employee share purchase plan to its employees. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee’s contribution towards the acquisition of common shares from treasury on a quarterly basis. Under this plan, no employee shall acquire common shares which exceed 10% of the issued and outstanding common shares of the issuer at the time of the purchase of the common shares.

2023 Bought Deal Financing

On March 2, 2023, the Company completed a public offering on a bought deal basis issuing 7,841,850 units at a price of $6.60 per unit for aggregate gross proceeds of $51.8 million (the “Bought Deal Financing”). Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $8.55 per common share for a period of 3 years following the closing date of the Bought Deal Financing. The fair value of the warrants issued was evaluated using the residual method and were valued at $6.2 million. Share issue expense related to the Bought Deal Financing amounted to $3.4 million allocated against the common shares and warrants issued

Participation Agreement with Williams Lake First Nation

In 2023, the Company issued 60,000 common shares in accordance with the terms of a participation agreements with Williams Lake First Nation relating to the Company’s Cariboo Gold Project. The fair value of the common shares issued is calculated with reference to the share price of the Company’s common shares.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

2022 Brokered private placement

On March 2, 2022, the Company completed a brokered private placement issuing 9,525,850 brokered units at a price of $4.45 for gross proceeds of $42.4 million (the “Brokered Units”) and 13,732,900 brokered subscription receipts at a price of $4.45 for gross escrowed proceeds of $61.1 million (the “Brokered Subscription Receipts” and together with the Brokered Units, the “Brokered Private Placement”), on a pre-share consolidation basis.  Each Brokered Unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $22.80 ($7.60 pre-share consolidation) per common share for a period of 5 years following the closing date of the Brokered Private Placement. On May 30, 2022, Brokered Subscription Receipt holders received one Brokered Unit for each Brokered Subscription Receipt, upon the Company satisfying all conditions precedent to the Tintic acquisition (the “Brokered Escrow Release Condition”). Total common share and warrants issued under the Brokered Private Placement on a post share consolidation basis amount each to 7,752,917. Issuance costs related to the Brokered Units issued amounted to $3.5 million and have been allocated against the common shares and warrants issued.  The fair value of the warrants issued was evaluated using the residual method and were valued at $1.6 million, net of issuance costs.

2022 Non-Brokered private placements

The Company completed three tranches of a non-brokered private placement, issuing non-brokered subscription receipts at a price of US$3.50 (“Non-Brokered Subscription Receipts”) (i) the first tranche closed on March 4, 2022 issuing 24,215,099 Non-Brokered Subscription Receipts for gross proceeds of US$84.8 million (CA$108 million) (ii) the second tranche closing on March 29, 2022 issuing 9,365,689 Non-Brokered Subscription Receipts for gross proceeds of US$32.8 million (CA$41.8 million), and (iii) the third tranche closing on April 21, 2022 issuing 512,980 Non-Brokered Subscription Receipts for gross proceeds of US$1.8 million (CA$2.3 million) (collectively, the “Non-Brokered Private Placement”), on a pre-share consolidation basis.

On May 27, 2022, each Non-Brokered Subscription Receipt holder received one Unit, upon the listing of Osisko Development’s common shares on the NYSE (the “Non-Brokered Escrow Release Condition”).  Each Unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of USD$18.00 (USD$6.00 pre-share consolidation) per common share for a period of 5 years from the date of issue (“Unit”).  Total common share and warrants issued under the Non-Brokered Private Placement on a post share consolidation basis amount each to 11,363,933.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. Their value was estimated at $39.8 million on the issue date using the Black-Scholes model and they are presented as a non-current liability on the consolidated statement of financial position. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss (Note 19). All securities issued under the Non-brokered Private Placement were subject to a hold period expiring four months and one day from the closing date.

Issuance costs allocated to common shares amounted to $2.8 million. For the year ended December 31, 2022, the Company recorded in other income in the consolidated statement of loss $1 million of issuance costs allocated to the warrants.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Warrants

The following table summarizes the Company’s movements for the warrants outstanding:

	2023		2022
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$
Balance – Beginning of year	24,046,640	17.86	4,929,791	30.00
Issued – Brokered private placement	—	—	7,752,916	22.80
Issued – Non-brokered private placement(i)	—	—	11,363,933	13.53
Issued – Bought deal financing(ii)	7,841,850	8.55	—	—
Warrants expired	(4,929,791)	30.00	—	—
Balance – End of year	26,958,699	12.93	24,046,640	17.86

The outstanding warrants have the following a maturity dates and exercise terms:

Tranche	Warrant CUSIP	Maturity	Number of Warrants	Exercise Price(ii)		Conversion
2022 Brokered private placement	68828E221	02-Mar-27	7,752,916		$14.75	Each one warrant entitling the holder thereof to purchase one common share of the Company
2022 Non-brokered private placement	68828E239	27-May-27	11,363,933	US$	10.70	Each one warrant entitling the holder thereof to purchase one common share of the Company
2023 Bought deal financing	68828E262	02-Mar-26	7,841,850		$8.55	Each one warrant entitling the holder thereof to purchase one common share of the Company

(i)	Exercise price of warrants issued in non-brokered private placement is in USD.
(ii)	On March 17, 2023, the Company received the required approvals to reduce the exercise price of the common share purchase warrants issued in 2022 under the brokered and non-brokered private placements. The exercise price to purchase one additional common share was reduced from $22.80 to $14.75 for the brokered private placement and from US$18.00 to US$10.70 for the non-brokered private placements. The increase in fair value of the amended share purchase warrants classified as equity instruments was estimated to $4.5 million and recorded directly in the Deficit, considering the fair value of the original warrants left at the date of the modification, using the Black-Scholes option pricing model based on the following assumptions:

Dividend per share	—
Expected volatility	66%
Risk-free interest rate	2.9%
Expected life	4 years
Share price	$6.20

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Capital management

The Company’s objective in managing capital is to safeguard the Company’s ability to continue as a going concern, to maintain a flexible capital structure which optimizes cost of capital at acceptable risk, and to provide reasonable returns to shareholders. The Company manages its capital structure and makes adjustments to is, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties. The Company defines capital as long-term debt and total equity. In order to maintain or adjust capital structure, the Company may issue new shares, enter into new debt agreement (Note 34) or sell assets to improve working capital. Capital is managed by the Company’s management and governed by the Board of Directors.

	2023	2022
	($)	($)
Long-term debt(i)	16,923	16,919
Total equity	585,188	730,434
Balance – End of year	602,111	747,353

(i)	Excluding the additional available credit facility entered in by the Company on March 1, 2024 (Note 34).

There were no changes in the Company’s approach to capital management during the year ended December 31, 2023, compared to prior year. The Company is not subject to material externally imposed capital requirements.

21.	Share-based compensation

Share options

The Company offers a share option plan to directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding under the Company’s plan:

	2023		2022
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Balance – Beginning of year	1,812,450	11.52	697,841	21.21
Granted	1,202,400	6.59	1,245,400	6.43
Forfeited	(314,773)	8.86	(130,791)	14.74
Balance – End of year	2,700,077	9.64	1,812,450	11.52
Options exercisable – End of year	735,050	14.18	205,229	21.32

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The following table summarizes the share options outstanding as at December 31, 2023:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
December 22, 2020	22.86	320,032	1.98	217,391	1.98
February 5, 2021	24.30	10,533	2.10	3,511	2.10
June 23, 2021	21.30	157,086	2.48	107,079	2.48
August 16, 2021	16.89	31,199	2.63	20,801	2.63
November 12, 2021	16.20	37,894	2.87	25,266	2.87
June 30, 2022	6.49	748,233	3.50	266,766	3.50
November 18, 2022	6.28	282,700	3.88	94,236	3.88
April 3, 2023	6.59	1,112,400	4.26	-	-
	9.64	2,700,077	3.59	735,050	2.90

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2023	2022
Dividend per share	—	—
Expected volatility	66%	64%
Risk-free interest rate	3.2%	3.3%
Expected life	48 months	47 months
Weighted average share price	$6.59	$6.43
Weighted average fair value of options granted	$3.43	$3.27

The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the year ended December 31, 2023, the total share-based compensation related to share options granted under the Osisko Development’s plan amounted to $4.2 million ($3.4 million for the year ended December 31, 2022).

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes information about the DSU and RSU movements:

	2023		2022
	DSU(ii)	RSU	DSU(i)	RSU
Balance – Beginning of year	206,426	1,054,194	79,781	345,377
Granted	99,170	261,900	137,528	794,500
Settled	(10,883)	(95,459)	(10,883)	(49,118)
Forfeited	—	(142,350)	—	(36,565)
Balance – End of year	294,713	1,078,285	206,426	1,054,194
Balance – Vested	195,543	—	68,898	—

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

(i)	Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

The total share-based compensation expense related to the Osisko Development’s DSU and RSU plans for year ended December 31, 2023 amounted to $4.0 million ($4.3 million for the year ended December 31, 2022).

Based on the closing price of the common shares at December 31, 2023 ($3.85), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees’ tax obligations related to the vested RSU and DSU to be settled in equity amounts to $0.4 million ($0.2 million as at December 31, 2022) and $2.8 million based on all RSU and DSU outstanding ($3.9 million as at December 31, 2022).

22.	Income taxes
(a)	Income tax expense

The income tax recorded in the consolidated statements of loss for the years ended December 31, 2023 and 2022 is presented as follows:

	2023	2022
	$	$
Current income tax
Expense for the year	127	—
Current income tax expense	127	—

Deferred income tax
Origination and reversal of temporary differences	(52,653)	(63,178)
Change in unrecognized deductible temporary differences	26,844	63,051
Other	3,165	1,833
Deferred income tax (expense) recovery	(22,644)	1,706
Income tax (expense) recovery	(22,517)	1,706

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The provision for income taxes presented in the consolidated statements of loss differs from the amount that would arise using the statutory income tax rate applicable to income of the entities, as a result of the following:

	2023	2022
	$	$
Loss before income taxes	(204,390)	(190,754)
Income tax provision calculated using the Canadian federal and provincial statutory income tax rate	(54,163)	(50,550)
Increase in income taxes resulting from:
Non-deductible expenses, net	1,563	(291)
Non-taxable (non-deductible) portion of capital losses, net	(1,120)	(8,202)
Share of equity associate loss	81	78
Change in unrecognized deferred tax assets	26,844	63,051
Differences in foreign statutory tax rates	2,164	(3,970)
Deferred premium on flow-through shares	—	810
Effect of flow-through shares renunciation	—	(1,052)
Other	2,114	1,832
Total income tax expense (recovery)	(22,517)	1,706

The 2023 and 2022 Canadian federal and provincial statutory income tax rate is 26.5%.

(b)	Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	2023	2022
	$	$
Deferred tax assets:
Non-capital losses	—	929
Deferred and restricted share units	—	29
Other	—	8,209
Deferred tax assets	—	9,167

Deferred tax liabilities:
Property, Plant & Equipment	—	(3,873)
Stream Interest	—	(28,823)
Other	—	(45)
Deferred tax liability	—	(32,741)
Deferred tax liability, net	—	(23,574)

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The 2023 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

		Statement	Other
	Dec. 31,	of income	comprehensive	Translation	Dec. 31,
	2022	(loss)	income	adjustment	2023
	$	$	$	$	$
Deferred tax assets:
Non-capital losses	929	(933)	—	4	—
Deferred and restricted share units	29	(29)	—	—	—
Other assets	8,209	(8,248)	—	39	—

Deferred tax liabilities:
Investments	—	(1,010)	1,010	—	—
Stream interests	(28,823)	28,929	—	(106)	—
Property, Plant, & Equipment	(3,873)	3,890	—	(17)	—
Other Liabilities	(45)	45	—	—	—
	(23,574)	22,644	1,010	(80)	—

The 2022 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

		Statement	Other
	Dec. 31,	Of income	comprehensive	Translation	Business	Dec. 31,
	2021	(loss)	income	adjustment	combination	2022
	$	$	$	$	$	$
Deferred tax assets:
Non-capital losses	—	937	—	(8)	—	929
Deferred and restricted share units	—	56	—	(2)	(25)	29
Other assets	—	5,053	—	116	3,040	8,209

Deferred tax liabilities:
Investments	(1,205)	1,205	—	—	—	—
Stream interests	—	(6,429)	—	(1,040)	(21,354)	(28,823)
Property, Plant, & Equipment	—	(2,528)	—	(44)	(1,301)	(3,873)
Other Liabilities	—	—	—	(2)	(43)	(45)
	(1,205)	(1,706)	—	(980)	(19,683)	(23,574)

(c)	Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2023 is $4.1 million ($28.2 million as at December 31, 2022). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal, and it is not probable that they will reverse in the foreseeable future.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

(d)	Unrecognized deferred tax assets

As at December 31, 2023, the Company had temporary difference with a tax benefit of $157 million ($128 million as at December 31, 2022) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax attributes only to the extent of anticipated future taxable income that can be reduced by these tax attributes

	2023	2022
	$	$
Non-capital losses carried forward	146,800	116,656
Mineral stream interests – Mexico	8,001	8,789
Unrealized losses on investments in associates	1,505	3,124
Other	668	156
	156,974	128,725

23.	Cost of sales and other operating costs

	2023	2022
	($)	($)
Salaries and benefits	11,752	17,624
Share-based compensation	121	294
Royalties	928	1,475
Contract Services	11,590	40,890
Raw materials and consumables	8,941	17,394
Operational overhead and write-downs (Note 8)	16,215	31,918
Depreciation	11,305	11,403
	60,852	120,998

24.	General and administrative expenses

	2023	2022
	($)	($)
Salaries and benefits	14,278	10,004
Share-based compensation	7,735	6,947
Insurance	5,131	2,878
Depreciation	220	167
Transaction costs	—	6,441
Legal and other consulting fees	8,941	3,426
Regulatory and listing fees	1,298	732
Other	2,467	6,242
	40,070	36,837

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

25.	Other income, net

	2023	2022
	($)	($)
Interest income, net	4,834	1,776
Foreign exchange gain (loss)	10,811	9,148
Premium on flow-through shares	—	914
Gain on deemed disposal of investment	—	11,854
Other	(1,156)	1,252
	14,489	24,944

26.	Loss per share

	2023	2022
Net loss attributable to shareholders of the Company	(181,873)	(192,460)

Basic and diluted weighted average number of common shares outstanding	82,465,447	63,797,504

Net loss per share, basic and diluted	(2.21)	(3.02)

The weighted average basic and diluted shares outstanding for 2022 presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Excluded from the calculation of the diluted loss per share are all common share purchase warrants and stock options, as their effect would be anti-dilutive.

27.	Key Management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2023	2022
	$	$
Salaries and short-term employee benefits	5,976	5,440
Share-based compensation	7,120	5,757
Cost recoveries from associates	(300)	(330)
	12,796	10,867

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted share units and share options.

28.	Supplementary cash flows information

	2023	2022
	($)	($)
Changes in non-cash working capital items
Decrease (increase) in amounts receivable	8,290	7,401
Decrease (Increase) in inventory	(2,026)	3,161
Increase in other current assets	1,784	(8,133)
Decrease in accounts payable and accrued liabilities	(3,293)	(12,442)
	4,755	(10,013)

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

29.	Financial risks

The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a) Market risks

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.

Financial liabilities are not exposed to interest rate risk since they are non interest-bearing liabilities or bear interest at a fixed rate.

(ii)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the US dollar. The Company holds balances in cash denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.

As at December 31, 2023 and 2022, the balances in U.S. dollars held by entities with a different functional currency were as follows:

	2023	2022
	$	$
Cash	20,110	54,242
Accounts receivable	1,724	921
Accounts payable	3,413	(7,425)
Net exposure, in US dollars	25,248	47,738
Net exposure, equivalent in Canadian dollars	33,392	64,656

Based on the balances as at December 31, 2023, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net loss of approximately $1.7 million in 2023 ($1.7 million, net of taxes).

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

(iii)	Commodity price risk

The price of gold has a significant influence on the Company’s business, results of operations and financial condition. Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements, as refined precious metals are sold at prevailing market prices. For the year ended December 31, 2023, the Company recognized $31.6 million in sales of refined precious metals. The Company will continue to monitor the level of sales and when prudent will adopt measures to mitigate its price exposure.

(iv)	Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and development mining companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2023, a 10% increase (decrease) in the equity prices of these investments would decrease (increase) the net loss by not a significant amount and the other comprehensive income (loss) by $2.2 million.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, amounts receivable and reclamation deposits. The Company reduces its credit risk by investing its cash in high interest savings accounts with Canadian regulated financial institutions and its reclamation deposits in guaranteed investments certificates issued by Canadian chartered banks.

The maximum credit exposure of the Company corresponds to the respective instrument’s carrying amount.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments, mining properties and exploration and evaluation assets and matching the maturity profile of financial assets and liabilities. The Board of Directors of the Company reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. As at December 31, 2023, cash is invested in interest savings accounts held with Canadian recognized financial institutions. As at December 31, 2023, all financial liabilities to be settled in cash or by the transfer of other financial assets are expected to be settled within 90 days, except for lease liabilities and long-term debt (Note 15). As described in Note 1, the Company’s liquidity position as at December 31, 2023 will not be sufficient to meet the Company’s obligations, commitments and budgeted expenditures through December 31, 2024.

The following table summarizes the Company’s contractual obligations and commitments as at December 31, 2023:

	Total[1]	less than 1 year	1-2 years	More than 3 years
Accounts payable and accrued liabilities	25,379	25,379	—	—
Lease obligations	1,729	1,089	517	123
Long-term debt (Note 15)	16,923	11,821	3,739	1,363
Deferred consideration and contingent payments (Note 16)	15,872	3,307	6,613	5,952
Warrant liability	—	—	—	—
Purchase obligations (Note 33)	7,457	7,438	19	—
Capital commitments (Note 33)	16,584	9,036	7,548	—
Total	83,944	58,070	18,436	7,438

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

30.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3–Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Convertible loan receivable	—	—	—	—
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	4	4
Other minerals	—	—	—	—
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	5,739	—	—	5,739
Other minerals	13,650	—	—	13,650
	19,389	—	4	19,393

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Convertible loan receivable	—	—	—	—
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	18	18
Other minerals	—	—	—	—
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	9,537	—	—	9,537
Other minerals	24,264	—	—	24,264
	33,801	—	18	33,819

During the year ended December 31, 2023 and 2022 there were no transfers among Level 1, Level 2 and Level 3.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the statement of financial position dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’ specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each statement of financial position date, the fair value of investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cashflows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3

The following table presents the changes in the Level 3 investments (warrants and convertible loan) for the year ended December 31, 2023 and 2022:

	2023	2022
	$	$
Balance – Beginning of year	18	6,952
Acquisitions	—	4,438
Warrants exercised	—	(117)
Acquisition of Tintic	—	(10,827)
Change in fair value – warrants exercised (i)	(14)	49
Change in fair value – expired (i)	—	(287)
Change in fair value – held at the end of the year (i)	—	(241)
Foreign exchange	—	51
Balance – End of year	4	18
(i)Recognized in the consolidated statements of loss under other income, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies and the convertible debentures, classified as Level 3, is determined using the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at December 31, 2023 and December 31, 2022.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Financial instruments not measured at fair value on the consolidated statements of financial position

Financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by cash and cash equivalents, reclamation deposits, trade receivables, interest income receivable, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and long-term debt. The fair values of cash and cash equivalents, trade receivables, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and short-term debt approximate their carrying values due to their short-term nature. The carrying value of the reclamation deposits and long-term debt approximates their fair value given that their interest rates are similar to the rates the Company would obtain under similar conditions at the reporting date.

31.	Related party transactions

During the year ended December 31, 2023, the Company incurred expenses of $1.1 million ($2.6 million in 2022) for administrative, legal and technical expenses charged from associates, primarily reflected in the consolidated statement of loss. As of December 31, 2023, amounts receivable from associates amounted to $0.1 million ($0.2 million in 2022) and amounts payable to associates totalled $0.1 million ($0.4 million in 2022).

During the year ended December 31, 2022, the Company contributed a donation of $0.5 million (nil in 2023) to Barkerville Heritage Trust, of which an officer of Osisko Development holds a position on the board of directors.

On December 31, 2023, the former parent Company, OGR held an interest of 39.7% (compared to 44.1% as at December 31, 2022) in Osisko Development Corp.

32.	Segmented information

The chief operating decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada, Mexico, and the USA and are detailed as follows as at December 31, 2023 and December 31, 2022:

	2023
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	15,794	20,728	8,106	44,628
Mining interest	391,324	21,432	38,939	451,695
Property, plant and equipment	61,012	13,479	22,794	97,285
Exploration and evaluation assets	3,747	—	66,388	70,135
Total non-current assets	471,877	55,639	136,227	663,743

	2022
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	16,252	17,485	3,257	36,994
Mining interest	372,061	16,822	191,596	580,479
Property, plant and equipment	63,655	21,688	26,353	111,696
Exploration and evaluation assets	3,653	—	51,473	55,126
Total non-current assets	455,621	55,995	272,679	784,295

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Canada	Mexico	USA	Total
	$	$	$	$
For the year ended December 31, 2023
Revenues	7,896	8,814	14,915	31,625
Cost of Sales	(7,695)	(9,983)	(14,614)	(32,292)
Other operating costs	(23,547)	(4,836)	(177)	(28,560)
General and administrative expenses	(29,701)	(2,040)	(8,329)	(40,070)
Exploration and evaluation	(1,567)	(202)	—	(1,769)
Impairment of assets	—	5,278	(143,649)	(138,371)
Operating loss	(54,614)	(2,969)	(151,854)	(209,437)

For the year ended December 31, 2022
Revenues	21,648	19,620	22,778	64,046
Cost of Sales	(21,648)	(19,620)	(15,375)	(56,643)
Other operating costs	(52,914)	(11,423)	(18)	(64,355)
General and administrative expenses	(31,297)	(2,829)	(2,711)	(36,837)
Exploration and evaluation	(515)	—	—	(515)
Impairment of assets	(59,000)	(81,000)	—	(140,000)
Operating income (loss)	(143,726)	(95,252)	4,674	(234,304)

33.	Commitments

The Company has the following commitments as of December 31, 2023:

	Total(i)	less than 1 year	1‑ 2 years	3‑4 years
Purchase obligations	7,457	7,438	19	—
Capital commitments	16,584	9,036	7,548	—
Total	24,041	16,474	7,567	—

(i) The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.

34.	Subsequent events

On March 1, 2024, the Company entered into a credit agreement with National Bank of Canada providing for a US$50 million delayed draw term loan (the “Credit Facility"). The Credit Facility will be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo gold project.  The Credit Facility has a term of 12 months from the closing date, being March 1, 2025, which may be extended, at the lender’s discretion, to August 1, 2025 and outstanding credit amount shall be repaid at its maturity date. The draws made under the Credit Facility can be by way of a base rate loan or a term benchmark loan, on which differing interest rate will apply. Interest will be payable on the outstanding principal amount at a rate per annum equal to the following, provided that each such rate shall be increased by 0.50% per annum each 90 days following March 1, 2024:

-	For a Base Rate Loan: the greater of (i) the federal funds effective rate plus 0.50% and (ii) the National Bank variable rate of interest for United States dollar loans in Canada, plus (iii) 4.00% per annum.
-	For a Term Benchmark Loan: (i) the Secured Overnight Financing Rate ("SOFR"); plus (ii) an additional 0.10%, 0.15% and 0.25% per annum for one, three and six month draws, respectively, plus (iii) 5.00% per annum.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Credit Facility is subject to certain conditions and covenants.

On March 1, 2024, an amount of US$25.0 million ($33.9 million) was drawn under the Credit Facility, net of US$1.0 million ($1.4 million) of fees.